

September 9, 2020

Adam M. Aron
President and Chief Executive Officer
AMC Entertainment Holdings, Inc.
One AMC Way
11500 Ash Street
Leawood, Kansas 66211

       Re: AMC Entertainment Holdings, Inc.
            Registration Statement on Form S-3
            Filed September 3, 2020
            File No. 333-248558

Dear Mr. Aron:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg at 202-551-3342 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services